Sapiens 2012 Annual Revenue Increases 63% to $114 Million

2012 Non-GAAP Annual Operating Profit Grows by 65% to $15.2 million

REHOVOT, Israel, March 5, 2013 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative software solutions for the financial services and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces its financial results for the fourth quarter ended December 31, 2012.

“In the fourth quarter we continued to win new customers such as Trustmark for Life & Annuities and Achmea Australia for P&C; we launched the newest version of Decision and signed a new deal with a major financial institution, underscoring a year of revenue growth of 63%, with organic growth of 17.4%.” said Roni Al Dor, President and CEO of Sapiens International. “Our strategy to grow sales of our P&C and L&P software products, close new deals in our target markets in North America, UK, Europe and APAC, and introduce our new business decision management solution to top tier financial institutions has been successful and is evident in our results, in our solid balance sheet, record high revenue and profit, and strong cash flow from operations.”

Mr. Al Dor added, “We believe that the huge insurance industry built on legacy systems will transform over the next decade to new technology and external vendors. We also believe that Sapiens is well positioned to become one of the dominant players in this market over time, and our recruitment of over 100 new employees, investment in R&D and end-to-end coverage of core system solutions for all insurance segments, is focused on solidifying our position as a marketplace leader and further accelerating our growth.”

Fourth Quarter Year-over-Year Highlights include:

•	Revenue increased by 27% to $31.2 million, compared to revenue of $24.6 million in the fourth quarter of 2011.
•	Non-GAAP operating profit increased by 52% to $4 million, compared to $2.6 million in fourth quarter of 2011.
•	Non-GAAP net income attributable to Sapiens' shareholders increased by 35% to 3.7 million, compared to 2.8 million in the fourth quarter of 2011. Net income attributable to Sapiens' shareholders increased by 218% to 3.3 million, compared to 1 million in the fourth quarter of 2011.
•	Non-GAAP operating margin expanded to 12.9%, compared to 10.6% for fourth quarter of 2011.
•	Non-GAAP diluted EPS was $0.09, compared to $0.07 per diluted share for the fourth quarter of 2011.

Full Year 2012 Highlights include:

•	Full year revenues increased by 63% to $113.9 million, compared to $69.9 million in 2011.
•	Non-GAAP operating profit increased by 65 % to $15.2 million, compared to $9.2 million in 2011.
•	Non-GAAP net income attributable to Sapiens' shareholders increased by 57% to $14.7 million, compared to $9.4 million in 2011. Net income attributable to Sapiens' shareholders increased by 100% to $11.8 million, compared to $5.9 million in 2011.
•	Non-GAAP diluted EPS grew up to $0.35, compared to $0.30 per diluted share in 2011.

Balance Sheet and cash flow

•	Total equity by total assets is 73%, compared to 72% as of December 31, 2011.
•	Cash and cash equivalent position of $29.1 million, an increase from $21.5 million as of December 31, 2011, and after completing buy-back of 5% of company’s shares for total consideration of $7 million.
•	The Company generated $18.8 million in cash from operation activities, an increase from $8.4 million in 2011.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP operating income, Adjusted EBITDA, Non-GAAP net income and Non-GAAP net income per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and in monthly and quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the year ended
U.S GAAP basis	31/12/2012	31/12/2011	31/12/2012	31/12/2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	31,170	24,586	113,909	69,927
Operating profit	3,519	864	12,045	5,624
Net income attributed to Sapiens’ shareholders	3,316	1,044	11,780	5,897
Basic earnings per share	0.08	0.03	0.29	0.21
Diluted earnings per share	0.08	0.02	0.28	0.19

NonGAAP
Revenues	31,134	24,835	114,192	70,301
Operating profit	4,011	2,636	15,179	9,224
Net income attributed to Sapiens’ shareholders	3,716	2,761	14,694	9,377
Basic earnings per share	0.09	0.07	0.37	0.33
Diluted earnings per share	0.09	0.07	0.35	0.30

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information please visit Sapiens website at www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Years ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$31,170	$24,586	$113,909	$69,927
Cost of revenues	19,075	15,354	66,459	40,067

Gross profit	12,095	9,232	47,450	29,860
Operating Expenses:
Research and development, net	2,594	1,126	10,169	5,008
Selling, marketing, general and administrative	5,982	6,517	25,236	18,113
	-	725	-	1,115
Total operating expenses	8,576	8,368	35,405	24,236

Operating income	3,519	864	12,045	5,624

Financial income, net	192	86	(193)	(104)
Taxes and other expenses (income), net	11	(271)	435	(230)

Net income	$3,316	$1,049	$11,803	$5,958

Attributetable to non-controlling interest	-	$5	$23	$61

Net income attributable to Sapiens shareholders	$3,316	$1,044	$11,780	$5,897

Basic earnings per share	$0.08	$0.03	$0.29	$0.21

Diluted earnings per share	$0.08	$0.02	$0.28	$0.19

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	39,665	39,647	39,953	28,460
Diluted earnings per share	41,224	41,955	41,671	30,764

*	Total Common shares as of December 31, 2012 were 38,679,505 (post buyback of 2,000,000 common shares at November 29, 2012).

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Years ended
	2012	2011	2012	2011
GAAP revenues	$31,170	$24,586	$113,909	$69,927
Valuation adjustment on acquired deferred revenue and long term contract	(36)	249	283	374
Non-GAAP revenues	$31,134	$24,835	$114,192	$70,301

GAAP gross profit	$12,095	$9,238	$47,450	$29,860
Revenues adjustment	(36)	249	283	374
Amortization of capitalized software	1,191	1,227	3,757	4,639
Amortization of other intangible assets	212	275	843	418
Non-GAAP gross profit	$13,462	$10,989	$52,333	$35,291

GAAP operating income	$3,519	$864	$12,045	$5,624
Gross profit adjustments	1,367	1,751	4,883	5,431
Capitalization of software development	(819)	(1,287)	(3,464)	(4,768)
Amortization of other intangible assets	(282)	479	1,023	1,487
Stock-based compensation	226	104	692	335
		725	-	1,115
Non-GAAP operating income	$4,011	$2,636	$15,179	$9,224

GAAP net income attributable to Sapiens shareholders	$3,316	$1,044	$11,780	$5,897
Operating income adjustments	492	1,772	$3,134	3,600
Non-controlling interest in amortization intangible assets	(22)	(35)	$(88)	(35)
Deferred taxes related to acquisition	(70)	(20)	$(132)	(85)
Non-GAAP net income attributable to Sapiens shareholders	$3,716	$2,761	$14,694	$9,377

Non-GAAP basic earnings per share	$0.09	$0.07	$0.37	$0.33

Non-GAAP diluted earnings per share	$0.09	$0.07	$0.35	$0.30

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2012	2011
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,050	$21,460
Restricted cash	536	456
Trade receivables, net	16,299	14,484
Other receivables and prepaid expenses	1,785	1,823
Deferred Taxes	2,750	1,406

Total current assets	50,420	39,629

LONG-TERM ASSETS:
Property and equipment, net	2,243	1,814
Severance pay fund	10,306	10,172
Other intangible assets, net	29,212	31,592
Other long-term assets	2,316	3,546
Goodwill	68,087	66,715

Total long-term assets	112,164	113,839

TOTAL ASSETS	$162,584	$153,468

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4,382	$2,559
Accrued expenses and other liabilities	20,014	19,731
Deferred revenue	7,301	9,603

Total current liabilities	31,697	31,893

LONG-TERM LIABILITIES:
Other long-term liabilities	803	617
Accrued severance pay	11,645	10,711

Total long-term liabilities	12,448	11,328

EQUITY	118,439	110,247

TOTAL LIABILITIES AND EQUITY	$162,584	$153,468

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	December 31,
	2012	2011
Cash flows from operating activities:
Net income	$11,803	$5,958
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	7,392	6,748
Stock-based compensation	690	336
Compensation associated with acquisition of subsidiary	128	755

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	(1,649)	(3,333)
Other operating assets	152	(480)
Deferred tax assets, net	(194)	222
Trade payables	1,746	(1,279)
Other operating liabilities	334	(804)
Deferred revenues and customer advances	(2,372)	(408)
Accrued severance pay, net	762	698

Net cash provided by operating activities	18,792	8,413

Cash flows from investing activities:

Purchase of property and equipment	(1,327)	(482)
Capitalized software development costs	(3,464)	(4,735)
Issuance expenses relating to FIS and IDIT acquisition	-	(102)
Earn-out payment with respect to Harcase acquisition	-	(952)
Payments for business acquisitions, net of cash acquired	-	3,741
Restricted cash	(68)	-

Net cash used in investing activities	(4,859)	(2,530)

Cash flows from financing activities:

Proceeds from employee stock options exercised	1,199	207
Repurchase of shares	(7,000)	-
Dividend to non-controlling interests	(182)	(134)

Net cash provided by (used in) financing activities	(5,983)	73

Effect of exchange rate changes on cash	(360)	(678)

Increase in cash and cash equivalents	7,590	5,278
Cash and cash equivalents at beginning of year	21,460	16,182

Cash and cash equivalents at end of year	$29,050	$21,460